EXHIBIT 99.90

K D Engineering

7701 N. Business Park Drive Tucson, AZ 85743	Telephone: (520) 579-8315 Facsimile: (520) 579-3686 E-Mail: jkeane@kdengco.com

CERTIFICATE of AUTHOR

I, Joseph M. Keane, P.E. do hereby certify that:

1.

I am an Independent Mineral Process Engineering Consultant and contributed to a Technical Report entitled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012 as an associate of the following organization:

K D Engineering

7701 N. Business Park Drive

Tucson, Arizona 85743

Telephone:    520-579-8315

Fax:    520-579-3686

E-Mail:    jkeane@kdengco.com

2.	This certificate applies to the Report titled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012 (the “Technical Report”).

3.

I graduated with a degree of Bachelor of Science in Metallurgical Engineering from the Montana School of Mines in 1962. I obtained a Master of Science in Mineral Processing Engineering in 1966 from the Montana College of Mineral Science and Technology. In 1989 I received a Distinguished Alumni Award from that institution.

4.

I am a member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME #1682600) and the Instituto de Ingenieros de Minas de Chile. I am a registered professional metallurgical engineer in Arizona (#12979) and Nevada (#5462).

5.	I have worked as a metallurgical engineer for a total of 50 years since my graduation from university.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in Nl 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of Nl 43-101.

7.

I am responsible for Sections 1.5, 1.7, 1.8, 2.0, 3.0, 13.0, 17.0 18.0, 21.3 and 21.4, 22.0 and to those portions of 24.0, 25.0 and 26.0 that relate to mineral processing and the overall assembly of the report. I have visited the property on 29 - 31 October 2012.

K D Engineering Co., Inc.

7701 N Business. Park Drive Tucson, AZ 85743	Telephone: (520) 579-8315 Facsimile: (520) 579-3686 E-Mail: jkeane@kdengco.com

8.	I have had prior involvement with the property that is the subject of the Technical Report with the previous report issued in March 2009.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10.

As of the date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites assessable by the public.

Dated this 21st Day of December 2012

Signature of Qualified Person

Joseph M. Keane
Print Name of Qualified Person

K D Engineering